1H FY2005 Business Results

On July 27, 2005, Shinhan Financial Group announced its business results for the 6 month period ended on July 30, 2005 during our earnings conference at the Korea Exchange. Followings are the key figures we announced through a fair disclosure to the Korea Stock Exchange. Full IR presentation material is available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully reviewed by our independent auditor yet; therefore, contents are subject to changes in the due course of audit process.

1.	Business results of Shinhan Financial Group

(in millions of KRW)

	1H 2005	1H 2004	% Change

Operating Revenue	8,128,517	6,380,578	27.39%

Operating Income	884,906	731,744	20.93%

Ordinary Income	1,016,089	633,313	60.44%

Net Income	858,483	470,368	82.51%

(in millions of KRW)

	2Q 2005	1Q 2005	% Change	2Q 2004	% Change

Operating Revenue	3,480,327	4,692,261	-25.83%	3,041,769	14.42%

Operating Income	495,817	389,090	27.43%	419,243	18.26%

Ordinary Income	554,706	461,383	20.23%	425,021	30.51%

Net Income	470,382	388,101	21.20%	324,297	45.05%

2. Net Income of Major Subsidiaries

(in millions of KRW)

	1H 2005	1H 2004	% Change

Shinhan Bank	443,582	477,208	-7.05%

Chohung Bank	355,221	127,508	178.59%

Shinhan Card	27,552	-3,879	n.a.

Good Morning Shinhan Securities	18,040	32,510	-44.51%